Mail Stop 6010

      July 25, 2005



VIA U.S. MAIL AND FAX (251) 368-9797

Mr. Mitchell D. Staples
Principal Financial Officer
United Bancorporation of Alabama, Inc.
P.O. Drawer 8
Atmore, Alabama  36504

	Re:	United Bancorporation of Alabama, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 30, 2005
		File No. 000-25917


Dear Mr. Staples:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1
1. We note that your Report of Independent Registered Public Accountants is signed by Maudlin & Jenkins, LLC. We note that the firm appears to be registered with the PCAOB as Mauldin & Jenkins, Certified Public Accountants and Consultants, L.L.C. Please tell us whether your accounting firm has listed both names on their PCAOB application or if the firm has changed their legal name. If both names are registered with the PCAOB, please also include the accounting firm`s PCAOB registered name on audit reports in future filings. Alternatively, if the accounting firm has changed their legal name, tell us whether they have notified the PCAOB of this change.

Note 1.  Summary of Significant Accounting Policies, page F-9

(f) Loans, page F-10
2. In future filings, please disclose the method you use to recognize interest income on loans. Please also disclose your policy for the recognition of loan fees and costs, including the method of amortizing net deferred fees or costs.

Exhibit 31.1 and 31.2
3. We note that the Section 302 certifications were not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E. of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

      As appropriate, please amend your Form 10-K for the year ending
December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671



								Sincerely,



								Brian Cascio
								Accounting Branch Chief
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Mr. Staples
United Bancorporation of Alabama, Inc.
July 25, 2005
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